February 16, 2017

General Partner

American Gas & Technology LP

To the General Partner:

We are acting as counsel to American Gas & Technology LP (the “Company”) with respect to the preparation of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 7,000,000 units of the Company’s Limited Partnership Units.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of limited partnership and the limited partnership agreement, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Limited Partnership Units being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any pertion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours Truly,

/s/Adam S. Tracy

Adam S. Tracy for American Gas & Technology LP